

December 16, 2011

Via E-mail
Mr. Yong Xu
Chief Financial Officer
Jingwei International Limited
Unit 701-702, Building 14
Software Park, Keji Yuan Second Road
Nanshan District
Shenzhen PRC 518057

> **Re:** **Jingwei International Limited**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed March 31, 2011**
> **Form 10-K/A for the Fiscal Year Ended December 31, 2010**
> **Filed September 20, 2011**
> **Form 10-Q for the Quarterly Period Ended June 30, 2011**
> **Filed August 15, 2011**
> **Form 10-Q for the Quarterly Period Ended September 30, 2011**
> **Filed November 14, 2011**
> **File No. 001-34744**

Dear Mr. Xu:

We have reviewed your letter dated November 16, 2011 in connection with the above-referenced filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated November 1, 2011.

Form 10-K for the Fiscal Year Ended December 31, 2010

Notes to Consolidated Financial Statements for the Years Ended December 31, 2010 and 2009

Note 14. VIE, page F-24

1.   We note your response to prior comment 6. Please confirm whether you intend to revise your disclosures in your filing to include this information. Further, please tell us the status of your negotiations with Jingwei Communications regarding the renewal of the Intellectual Property Agreement, and what consideration you have given to disclosing this information. In addition, clarify whether Jingwei Communication must also agree to renewing this agreement and, if so, indicate whether the ability of the VIE not to renew represents rights that would prevent consolidation of the VIE (i.e., kick-out rights).

2.   We note your response to prior comment 7. Please confirm whether you intend to revise your disclosures in your filing to include this information.

Form 10-Q for the Quarterly Period Ended September 30, 2011

Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 21

3.   We note your response to prior comment 8 that as the sales growth has decelerated in the second half of 2011, you do not expect the trends of cash from working capital to continue. However, we note that the decrease in cash flows from working capital items for the nine months ended September 30, 2011 is $11.6 million. Tell us what consideration you gave to disclosing the primary drivers and underlying reasons for the decrease in working capital items, and the impact of these trends on the Company's ability to fund future operations. As part of your response, please tell us what consideration you gave to disclosing the terms of your significant advance payments to vendors, including the period over which future economic benefits are expected to be realized. Please also further clarify the nature of prepayments to business partners in support of the Company's market development efforts outside the telecommunication industry, and tell us why these payments qualify as assets.

        You may contact Laura Veator, Staff Accountant, at (202) 551-3716 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3730 with any other questions.

                                                        Sincerely,

                                                        /s/ Stephen Krikorian

                                                        Stephen Krikorian
                                                        Accounting Branch Chief

cc: Via Email
        Norwood Beveridge
        Loeb & Loeb LLP